EXHIBIT A

                      VOCALTEC RECEIVES NOTICE FROM NASDAQ

HERZLIA, ISRAEL- FEBRUARY 8, 2008 - VocalTec Communications Ltd. (Nasdaq Capital
Market: VOCL), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that on February 5, 2008 it received a NASDAQ Staff Deficiency Letter, indicating that the Company has failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(ii). The letter provides that the Company has until August 4, 2008 to regain compliance. Compliance will be regained if during the period ending on August 4, 2008 the bid price of the Company's shares closes at $1.00 per share or more for a minimum of 10 consecutive business days. If the Company is not in compliance with the Marketplace Rule 4320(e)(2)(E)(ii) by August 4, 2008, then the Company may be afforded a second 180 calendar day grace period provided that it satisfies the NASDAQ Capital Market's Initial listing criteria (except for the bid price requirement), as set forth in Marketplace Rule 4320(e)(2)(E)(ii). The Company is examining several potential courses of action aimed at supporting the Company in regaining compliance with the requirements for continued listing.

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans. www.vocaltec.com


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FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

Contacts:
VocalTec
Gali Rosenthal,
+972-9-9703805
gali@vocaltec.com
KCSA
Lee Roth, (212) 896-1209
lroth@kcsa.com
David Burke, (212) 896-1258
dburke@kcsa.com